As filed with the Securities and Exchange Commission on June 28, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PENNICHUCK CORPORATION

(Exact name of registrant as specified in its charter)

New Hampshire	02-0177370
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

25 Manchester Street

Merrimack, New Hampshire 03054

(603) 882-5191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald L. Correll

President, Chief Executive Officer and Director

Pennichuck Corporation

25 Manchester Street

Merrimack, NH 03054

(603) 882-5191

Fax: (603) 913-2305

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Krebs, Esq. Nutter McClennen & Fish LLP 155 Seaport Boulevard Boston, MA 02210-2604 (617) 439-2000 Fax: (617) 310-9288	Justin P. Klein, Esq. Jennifer L. Miller, Esq. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market St, 51st Floor Philadelphia, PA 19103-7599 (215) 864-8606 Fax: (215) 864-8999

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) (1) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-123725

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)(3)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	46,000	$19.50	$897,000	$105.58

(1)	This registration statement also relates to rights to purchase shares of Series A Junior Participating Preferred Stock. The rights are attached to the Common Stock and are issued pursuant to the terms of the registrant’s Rights Agreement dated April 20, 2000, as amended. Until the occurrence of certain events, the rights will not be exercisable and will be transferable with and only with the Common Stock. Because no separate consideration is to be paid for the rights, the registration fee for the rights is included in the registration fee for the Common Stock.

(2)	Includes 6,000 shares subject to the underwriter’s over-allotment option.

(3)	Pursuant to Rule 416(a), this registration statement also registers an indeterminate number of additional shares of common stock as may be issued with respect to the shares registered hereunder from time to time as a result of stock splits, stock dividends or similar transactions.

Incorporation by Reference of Registration Statement on Form S-2, Registration No. 333-123725

Pennichuck Corporation (the “Company”) hereby incorporates by reference into this Registration Statement on Form S-2 in its entirety the Registration Statement on Form S-2 (Registration No. 333-123725) declared effective on June 28, 2005 by the Securities and Exchange Commission (the “Commission”), including each of the documents filed by the Company with the Commission and incorporated or deemed to be incorporated by reference therein.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Merrimack, state of New Hampshire on June 28, 2005.

PENNICHUCK CORPORATION

By:	/s/ DONALD L. CORRELL
Donald L. Correll
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ DONALD L. CORRELL Donald L. Correll	President, Chief Executive Officer and Director (principal executive officer)	June 28, 2005

/s/ WILLIAM D. PATTERSON William D. Patterson	Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer)	June 28, 2005

Joseph A. Bellavance	Director

* Steven F. Bolander	Director

* Michelle L. Chicoine	Director

* Robert P. Keller	Director

* John R. Kreick	Director

Hannah M. McCarthy	Director

* Martha E. O’Neill	Director

*	Signed pursuant to a power of attorney filed with the Securities and Exchange Commission on March 31, 2005 as Exhibit 24 to the registrant’s Registration Statement on Form S-2 (Registration No. 333-123725).

By:	/s/ DONALD L. CORRELL
Donald L. Correll
	as attorney-in-fact and agent	June 28, 2005

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EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Nutter McClennen & Fish LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Nutter McClennen & Fish LLP (included in Exhibit 5.1)

24.1	Power of Attorney (filed with the Securities and Exchange Commission on March 31, 2005 as Exhibit 24 to the registrant’s Registration Statement on Form S-2 (Registration No. 333-123725)).